Exhibit 99.1

Glass House Brands Commences Cultivation in Greenhouse 5 at the SoCal Farm

•	Greenhouse 5 is expected to produce about 250,000 lbs. of cannabis per year
•	Glass House’s production capacity will increase to over 600,000 pounds annually, an expansion of over 70% vs. current capacity
•	First revenue is expected by early Q2 2024

LONG BEACH, CA and TORONTO, January, 30th, 2024 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., is pleased to announce it has begun cultivation in its newly retrofitted Greenhouse 5 at the SoCal Farm.

Kyle Kazan, Glass House Co-Founder, Chairman and CEO stated, “We are proud to announce that we have successfully commenced cultivation activities at Greenhouse 5 only seven months after starting to retrofit the facility for cannabis use. The new greenhouse is a sister greenhouse to the currently operating Greenhouse 6 at our SoCal Farm, and both greenhouses are Kubo Ultra-Clima models which utilize state of the art positive pressure in their design. The addition of Greenhouse 5 will increase our capacity by over 70%, and allow Glass House to provide legal, safe, and high-quality cannabis to even more consumers at the most competitive cost. We also expect Greenhouse 5 to significantly increase our cash flow generation and shareholder value creation with economics on par with Greenhouse 6. At current pricing, we expect Greenhouse 5 to add $80 million in incremental revenues on an annual basis. We’re thrilled to start 2024 with the achievement of this key milestone and expect to see a significant impact on our operating results in the quarters to come.”

At full capacity, Greenhouse 5 will have a flowering canopy nearly 10% larger than Greenhouse 6. It is expected to produce 250,000 pounds of cannabis biomass annually, increasing the Company’s overall cultivation capacity to over 600,000 pounds per annum. With cultivation already in progress, we expect the cannabis grown in Greenhouse 5 to begin generating revenue in April. We also expect Greenhouse 5 to be fully planted by early April. This timing allows us to take full advantage of the prime growing conditions and seasonally increased production expected during the California summer.

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation: that Greenhouse 5 is expected to produce about 250,000 lbs. of cannabis per year increasing Glass House’s cannabis cultivation capacity to over 600,000 pounds annually, an expansion of over 70% versus current capacity; that Greenhouse 5 will allow Glass House to provide legal, safe and high-quality cannabis to even more consumers at the most competitive cost; that the Company expects Greenhouse 5 to significantly increase its cash flow generation and shareholder value creation with economics on par with Greenhouse 6; the projection that at current pricing, Greenhouse 5 can add $80 million in incremental revenues on an annual basis; that Greenhouse 5 will begin generating revenue in April; that Greenhouse 5 will be fully planted by early April, allowing the Company to take full advantage of the prime growing conditions and seasonally increased production expected during the California summer. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: (212) 896-1233

E: GlassHouse@kcsa.com

Media Relations:

KCSA Strategic Communications

McKenna Miller

T: (949) 606-6585

E: GlassHouse@kcsa.com